

15027177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 68293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunn Rush & Co.,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street, 26th Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Dunn (617) 451-0001
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name -- *if individual, state last, first, middle name*)

1330 Boylston Street (Address) Chestnut Hill (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin J. Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunn Rush & Co., LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public


POLLY K HEATER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 2, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Dunn Rush & Co., LLC

We have audited the accompanying financial statement of Dunn Rush & Co., LLC (a Massachusetts limited liability company) (the "Company") which comprises the statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Dunn Rush & Co., LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America

Samet & Company PC

Chestnut Hill, Massachusetts
February 18, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

DUNN RUSH & CO., LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	98,989
Prepaid expenses		10,740
Deposit		8,605
Property and equipment, net of accumulated depreciation of $631		1,888
	$	120,222

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	30,659
Members' equity		89,563
	$	120,222

See notes to financial statement

DUNN RUSH & CO., LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2014

Note 1 **Organization and nature of business**

Dunn Rush & Co., LLC (the "Company") was formed in 2009 and is a Massachusetts limited liability company. The Company offers merger and acquisition, financial advisory, and private placement services in accordance with the management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

All member units are restricted from transfer, unless transferred to permitted transferee's as defined in the agreement, without the Company and members being offered the first right to repurchase the units. If the Company and the other members do not exercise their right, the units may be sold to a bona fide third party.

Note 2 **Summary of significant accounting policies**

Income taxes
The members of the Company have elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposit, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

DUNN RUSH & CO., LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2014

Note 2 **Summary of significant accounting policies (continued)**

Property and equipment
Property and equipment is stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	5 years

Subsequent events
The Company has evaluated subsequent events through February 18, 2015, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2014 the Company's net capital was $68,330, which was $63,330 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.45 to 1.

Note 4 **Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 5 **Leases**

Effective May 1, 2014 the Company leased additional office space for $1,554 per month until June 30, 2015. In December 2014 the Company renewed its lease on the original space for one year commencing on January 1, 2015 at an amount of $2,543 per month. The future minimum rent due at December 31, 2014 for the year ending December 31, 2015 is $39,840.

DUNN RUSH & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014